[redacted]

09058585

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2009
Washington, DC
104

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SEC FILE NUMBER
8-65606

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cushman & Wakefield Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 West 52nd Street
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wenk 212-841-7850 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1700 Market Street (Address) Philadelphia (City) PA (State) 19103-3984 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Wenk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cushman & Wakefield Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAWANA C. RICHARDSON Notary Public N.Y. State Expires 1/5/2010 NO. 01R1600116[illegible]

Signature

Vice President/CFO/COO
Title

Jawana C. Richardson 2/12/09
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cushman & Wakefield Securities Inc.

Financial Statements
And Supplemental Information

For the year ended December 31, 2008

Contents

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Cushman & Wakefield Securities, Inc.

We have audited the accompanying statement of financial condition of Cushman & Wakefield Securities, Inc. (the "Company") (a wholly-owned subsidiary of Cushman & Wakefield, Inc.) as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Cushman & Wakefield Securities, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 4, the accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company.

Deloitte & Touche LLP

February 20, 2009

Cushman & Wakefield Securities Inc.

Statement of Financial Condition

Assets	
Current Assets:	
Cash	$ 1,535,626
Tax Receivable	151,901
Total Current Assets	1,687,527
Liabilities and Stockholder's Equity	
Current Liabilities:	
Due to Parent	324,690
Accrued Expenses	24,868
Total Current Liabilities	349,558
Stockholder's Equity:	
Common Stock, $.01 par value, 100 shares authorized, issued and outstanding	1
Additional Paid-in Capital	24,999
Retained Earnings	1,312,969
Total Stockholder's Equity	1,337,969
Total Current Liabilities and Stockholder's Equity	$1,687,527

See accompanying notes.

Cushman & Wakefield Securities Inc.

Statement of Operations

For the year ended December 31, 2008

Revenues	
Advisory fees	$ 228,287
Operating Expenses	
Management fees	230,865
Professional fees	111,711
Other direct expenses	4,553
Total operating expenses	347,129
Operating Loss	(118,842)
Interest income	8,737
Loss before provision for income taxes	(110,105)
Income tax benefit	43,473
Net Loss	$ (66,632)

See accompanying notes.

Cushman & Wakefield Securities Inc.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2008

	Shares	Common Stock ($.01 par value)	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2008	100	$1	$24,999	$1,379,601	$1,404,601
Net Loss	-	-	-	(66,632)	(66,632)
Balance at December 31, 2008	100	$1	$24,999	$1,312,969	$1,337,969

See accompanying notes.

Cushman & Wakefield Securities Inc.

Statement of Cash Flows

For the year ended December 31, 2008

Cash Flows from Operating Activities	
Net Loss	$ (66,632)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities	
Accounts Receivable	25,000
Tax Receivable	(22,246)
Due to Parent	(1,667,663)
Accrued Expenses	(48,196)
Net cash used in operating activities	(1,779,737)
Net decrease in cash	(1,779,737)
Cash at January 1, 2008	3,315,363
Cash at December 31, 2008	$1,535,626
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	25,045

See accompanying notes.

1. Organization

Cushman & Wakefield Securities Inc. (the "Company"), a wholly-owned subsidiary of Cushman & Wakefield Inc. (the "Parent"), is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services on real estate financing transactions. The Company was incorporated in Delaware on April 29, 2002, but did not commence operations until April 7, 2003, when the Company's application for membership was approved by FINRA.

2. Significant Accounting Policies

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Cash

Cash includes federally insured demand deposits which periodically may exceed the limit on insured deposits. The Company has not experienced any losses in such accounts.

Revenue Recognition

Advisory fees are the Company's only source of revenue. Fees are recognized as gross revenue at the time the related services are fully performed unless significant future contingencies exist. If such contingencies exist, the fees are recognized when the contingency is resolved. There are no contingencies at December 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period.

The process of estimating accrued expenses involve identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us on a monthly basis for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us. As for audit fees, half of the fee is accrued for in the period under audit and the other half is accrued for in the period the audit work is being performed.

Litigation

In the course of ordinary business, the Company is subject to claims, contractual disputes and other uncertainties. As of December 31, 2008, there were no significant claims or suits involving the Company.

New Accounting Pronouncements – In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS 157 provides guidance on how to measure fair value when required under existing accounting standards and is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS 157 on January 1, 2008. The adoption had no effect on the Company's financial condition, results of operations, or cash flow.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("SFAS 159"). The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported net income caused by measuring related assets and liabilities differently. This statement permits entities to choose, at specified election dates, to measure eligible items at fair value (i.e., the fair value option). SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS 159 on January 1, 2008. SFAS 159 did not have an impact on the Company's financial condition or results of operations as the Company did not elect to fair value any of its financial assets and financial liabilities that are not currently required to be measured at fair value.

Future Accounting Pronouncements – In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). This statement amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements" ("ARB 51"). The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008; with earlier adoption prohibited. The impact on the Company's financial statements has not yet been determined.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"), an amendment of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 161 amends and expands disclosures about an entity's derivative and hedging activities with the intent of providing users of financial statements with an enhanced understanding of (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures. The impact on the Company's financial statements has not yet been determined.

3. Income Taxes

The Company accounts for income taxes in accordance with the liability method described in Statement of Financial Accounting Standards ("SFAS") No. 109, *"Accounting for Income Taxes."* The Company's taxable income is included in the taxable income of the Parent for federal income tax purposes which is also included in the federal income tax return of Cushman & Wakefield Group, Inc., the parent company of Cushman & Wakefield Inc. through December 31, 2008. Federal income taxes for the Company are provided for in these financial statements as if the Company was filing as a separate entity. The Company generally files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent.

The components of income tax benefit for the year ended December 31, 2008 are as follows:

	2008
Federal – Current	$30,818
State - Current	$12,655
	$43,473

Uncertain tax positions are evaluated in accordance with FASB Statement No. 5, Accounting for Contingencies ("SFAS 5"). SFAS 5 requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can be reasonably estimated.

The Financial Accounting Standards Boards ("FASB") issued FASB Interpretation No. 48: *Accounting for Uncertainty in Income Taxes*-an interpretation of FASB No. 109 ("FIN 48") in June 2006. In December 2008, the FASB issued Staff Position No. 48-3: *Effective Date of Interpretation No. 48 for Certain Nonpublic Enterprises* ("FSP FIN 48-3"). This Staff Position allows the Company to defer implementation of FIN 48 to calendar year 2009. The impact on the Company's financial statements has not yet been determined.

4. Related Party Transactions

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company. Pursuant to a management fee agreement dated December 1, 2003, the Company receives services, including use of offices space, personnel and other general and administrative services from the Parent. The fee is based on actual direct costs and incentive compensation for the New York Investment Banking Group of the Parent multiplied by the percentage of the Company's revenue versus the total New York Investment Banking Group revenue. Management fees were $230,865 for the year ended December 31, 2008. These expenses are included in the statement of income. From time to time the Parent may utilize the Company to provide advisory services to its clients. Due to Parent amounts comprise federal income taxes, audit fees, insurance, management fees, and invoices paid by the parent on behalf of the Company.

5. Fair Value of Financial Instruments

The following disclosures of estimated fair value were determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash, tax receivable, accrued expenses and due to Parent approximate fair value due to the short term maturities of these items.

6. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-l) the "Rule," which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined in the Rule and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the provisions of SEC Rule 15c3-l and is exempt from SEC Rule 15c3-3 under provision (k)(2)(ii).

At December 31, 2008, the Company had net capital of $1,186,068, which was $1,162,764 in excess of the required net capital of $23,304. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was 1.29 to 1.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

Cushman & Wakefield Securities Inc.

Computation of Net Capital
Pursuant to SEC Rule 15c3-1

For the year ended December 31, 2008

Computation of Net Capital		
Total Stockholder's Equity		$1,337,969
Non-allowable assets:		
Tax Receivable	$151,901	
Total non-allowable assets		151,901
Net Capital		$1,186,068
Computation of net capital requirement		
Minimum capital requirement (6-2/3% of aggregate indebtedness)		$ 23,304
Excess net capital		$ 1,162,764
Computation of aggregate indebtedness		
Total aggregate indebtedness		$349,558
Ratio of aggregate indebtedness to net capital		1.29 to 1

Cushman & Wakefield Securities Inc.

Statement Regarding Rule 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.*

* See Supplementary Report on Internal Control Required by SEC Rule 17a-5

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

February 20, 2009

Board of Directors
Cushman & Wakefield Securities, Inc.
1350 Avenue of the Americas
New York, NY 10002

In planning and performing our audit of the financial statements of Cushman & Wakefield Securities, Inc. (the "Company") (a wholly-owned subsidiary of Cushman & Wakefield, Inc.) as of and for the year ended December 31, 2008 (on which we issued our report dated February 20, 2009, which report expresses an unqualified opinion and includes an explanatory paragraph that discusses the fact that the financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Cushman & Wakefield Securities Inc.

Financial Statements
and Supplemental Information
for the Year Ended December 31, 2008

Independent Auditors' Report
and Supplemental Report on Internal Control